SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )1

VAALCO Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

91851C201
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500

HANNAH BIBLE
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

1            The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,300,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,300,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,300,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,300,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,750,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,750,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").
Item 1.	Security and Issuer.
This statement relates to the common stock, par value $0.10 per share (the "Shares"), of VAALCO Energy, Inc., a Delaware corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 9800 Richmond Avenue, Suite 700, Houston, Texas 77042.
Item 2.	Identity and Background.
(a)            This statement is filed by:
(i)            Lone Star Value Investors, LP, a Delaware limited partnership ("Lone Star Value Investors");
(ii)            Lone Star Value Investors GP, LLC, a Delaware limited liability company ("Lone Star Value GP"), which serves as the general partner of Lone Star Value Investors;
(iii)            Lone Star Value Management, LLC, a Connecticut limited liability company ("Lone Star Value Management"), which serves as the investment manager of Lone Star Value Investors and a certain managed account ("Separately Managed Account I"); and
(iv)            Jeffrey E. Eberwein, who serves as the manager of Lone Star Value GP and sole member of Lone Star Value Management.
Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
(b)            The address of the principal office of each of the Reporting Persons is 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870.
(c)            The principal business of Lone Star Value Investors is investing in securities. The principal business of Lone Star Value GP is serving as the general partner of Lone Star Value Investors. The principal business of Lone Star Value Management is serving as the investment manager of Lone Star Value Investors and Separately Managed Account I. The principal occupation of Mr. Eberwein is serving as the manager of Lone Star Value GP and the sole member of Lone Star Value Management.
(d)            No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)            No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)            Mr. Eberwein is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.
The Shares purchased by Lone Star Value Investors and held in Separately Managed Account I were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 3,300,000 Shares beneficially owned by Lone Star Value Investors is approximately $3,531,167, including brokerage commissions. The aggregate purchase price of the 450,000 Shares held in Separately Managed Account I is approximately $487,278, including brokerage commissions.
Item 4.	Purpose of Transaction.
The Reporting Persons, collectively referred to as Lone Star Value ("LSV"), purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons may engage in communications with management and the Board of Directors (the "Board") of the Issuer, engage in discussions with shareholders of the Issuer and others, and make proposals to the Issuer concerning its business or strategic alternatives for the Issuer.

The Reporting Persons agree with the Issuer's recent decision to pursue a strategic alternatives process and hire a financial advisor.  LSV is concerned, however, that the Issuer's strategic alternatives process is not adequately focused on maximizing shareholder value.  LSV stresses to the Board and management team the importance of carrying out a thorough and proper strategic alternatives process with a focus on selling the Issuer.

The Reporting Persons believe the Issuer's assets have significant value to a company that operates at a lower cost of capital and has a larger market presence. This leads LSV to believe the sale of the Issuer to the highest bidder, in a competitive auction process, would generate higher returns for the Issuer's shareholders than remaining a going concern.  LSV's conclusion is further enhanced by the Issuer's poor exploration drilling track record and its unnecessary cost structure (the Issuer's corporate overhead and public company costs, for example, would not be needed by an industry buyer).

The Reporting Persons' concern about the adequacy of the Issuer's strategic alternatives process stems from the Issuer's recent presentation dated April 11, 2016 where the Issuer listed the potential outcomes from its planned strategic alternatives process as follows:

1.	Securing additional investment to bolster liquidity
2.	Funding growth opportunities
3.	Considering joint ventures, asset sales or farm‐outs
4.	Pursuing potential sale or merger of the Issuer
5.	Continuing to execute the Issuer's existing operating plan

The Reporting Persons strongly believe that a sale of the Issuer to a larger industry player is the best outcome for shareholders, thus LSV became concerned by management listing five potential outcomes for its strategic alternatives process with four such outcomes implying a going concern and only one involving a sale or merger of the Issuer (this outcome was listed as fourth out of five alternatives).  In addition, the Reporting Persons strongly advise the Issuer not to engage in any new issuances of debt or dilutive equity offerings as implied by options one and two – LSV strongly believes doing so would lead to further destruction of shareholder value.

Given the high cost of drilling offshore exploration wells and the Issuer's poor exploration drilling track record, the Reporting Persons believe any exploration drilling is likely to further destroy shareholder value. The Issuer's long track record of poor exploration drilling failures is evidenced by the five dry holes it has drilled in the last three fiscal years2.  In addition, the Issuer spent more than $223.4 million3 in capital expenditures during this time, which equates to approximately three times the Issuer's current market capitalization4. Based on these factors, we strongly believe option five, as listed above (continuing to execute the Issuer's existing operating plan), is untenable. To be clear, the Reporting Persons do support the Issuer drilling development wells in its core area because we believe these wells are lower risk and lower cost than drilling exploration wells; however, LSV does not believe a company as small as the Issuer should have entered into Angola and committed to drill three exploration wells with a penalty payment of $15 million due in the near future if such wells are not drilled.

LSV also encourages the Issuer to further reduce its excessive corporate costs.  The Issuer has consistently paid its CEO and COO in excess of $1 million each in total compensation for the last three fiscal years (2013, 2014 and 2015)5 and the Issuer's total corporate G&A expenses represent more than 20% of its market capitalization. 6

LSV reminds the Board of its fiduciary duties to the Issuer's shareholders and LSV intends to hold the Board and management team accountable for any actions that result in further erosion of shareholder value.  Although LSV is encouraged by the recent additions to the Board, if the recently announced strategic alternatives process does not result in a material benefit to the Issuer's shareholders, LSV may be forced to conclude that further changes to the Board are necessary for shareholder value to be maximized.

No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board of the Issuer, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including seeking Board representation) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

2 Source: Issuer's Form 10-K filed on March 16, 2016; see "Drilling Activity" section on page 11.
3 Source: Issuer's Form 10-K filed on March 16, 2016; see "Capital Expenditures" section on page 34 – "During 2015, our capital expenditures (on an accrual basis), including dry hole costs ("Capital Expenditures") expended in the period, were $87.3 million compared to $65.9 million and $70.2 million in 2014 and 2013."
4 Source: Bloomberg; market capitalization as of 4/29/2016 was $71.95 million.
5 Source: Issuer's Schedule 14A filed on April 22, 2016; see "Executive Compensation" section on page 23 – note change in COO on June 3, 2015.
6 Source: G&A (excluding G&A related to shareholder matters) from Form 10-K filed on March 16, 2016; Bloomberg: market capitalization as of 4/29/2016 was $71.95 million.

Item 5.	Interest in Securities of the Issuer.
The aggregate percentage of Shares reported owned by each person named herein is based upon 58,495,360 Shares outstanding as of April 6, 2016, which is the total number of Shares reported outstanding in the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 22, 2016.
A.	Lone Star Value Investors
(a)	As of the close of business on May 2, 2016, Lone Star Value Investors beneficially owned 3,300,000 Shares.
Percentage: Approximately 5.6%
(b)	1. Sole power to vote or direct vote: 3,300,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,300,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	Lone Star Value GP
(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 3,300,000 Shares owned by Lone Star Value Investors.
Percentage: Approximately 5.6%
(b)	1. Sole power to vote or direct vote: 3,300,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,300,000
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	Lone Star Value Management
(a)	As of the close of business on May 2, 2016, 450,000 Shares were held in Separately Managed Account I. Lone Star Value Management, as the investment manager of Lone Star Value Investors and Separately Managed Account I, may be deemed the beneficial owner of the (i) 3,300,000 Shares owned by Lone Star Value Investors and (ii) 450,000 Shares held in Separately Managed Account I.
Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 3,750,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,750,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Management through Separately Managed Account I and on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	Mr. Eberwein
(a)	Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 3,300,000 Shares owned by Lone Star Value Investors and (ii) 450,000 Shares held in Separately Managed Account I.
Percentage: Approximately 6.4%
(b)	1. Sole power to vote or direct vote: 3,750,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,750,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Lone Star Value Investors and through Separately Managed Account I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
The Reporting Persons, as members of a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On May 2, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as exhibit 99.1 hereto and is incorporated herein by reference.
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Lone Star Value Investors, LP, Lone Star Value Investors GP, LLC, Lone Star Value Management, LLC and Jeffrey E. Eberwein, dated May 2, 2016.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  May 2, 2016

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

SCHEDULE A
Transactions in the Securities of the Issuer During the Past Sixty Days
Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale

LONE STAR VALUE INVESTORS, LP

16,091	1.2096	03/08/2016
8,909	1.2039	03/10/2016
8,629	1.2031	03/10/2016
2,371	1.2646	03/11/2016
5,000	1.2460	03/11/2016
10,000	1.1507	03/14/2016
25,000	0.9128	03/29/2016
200,000	0.8975	04/01/2016
50,000	0.9005	04/04/2016
100,000	0.8392	04/05/2016
73,280	0.8374	04/06/2016
94,054	0.8736	04/07/2016
192,654	0.9304	04/08/2016
40,012	0.9618	04/11/2016
100,000	1.0865	04/12/2016
100,000	1.1166	04/13/2016
100,000	1.0688	04/14/2016
100,000	1.0354	04/15/2016
900,000	1.0000	04/18/2016
17,825	0.9953	04/18/2016
58,879	1.0793	04/19/2016
23,296	1.0897	04/20/2016
50,000	1.1254	04/21/2016
250,000	1.1843	04/22/2016
50,000	1.1771	04/25/2016
234,060	1.2093	04/27/2016
75,712	1.2619	04/28/2016
89,228	1.2552	04/29/2016
25,000	1.2491	04/29/2016
25,000	1.2593	04/29/2016
200,000	1.2537	05/02/2016

LONE STAR VALUE MANAGEMENT, LLC
(Through Separately Managed Account I)

3,923	1.2031	03/10/2016
1,077	1.2646	03/11/2016
10,000	1.0936	03/22/2016
5,000	1.0456	03/23/2016
10,000	1.0004	03/28/2016
25,000	0.9128	03/29/2016
18,320	0.8374	04/06/2016
21,692	0.8736	04/07/2016
25,000	0.9304	04/08/2016
34,988	0.9609	04/11/2016
100,000	1.0865	04/12/2016
100,000	1.1166	04/13/2016
50,000	1.1771	04/25/2016